

via U.S. mail and facsimile

February 14, 2011

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY   10119

    Re: Ecosystem Corporation
        10-K, Amendment 2 for Fiscal Year Ended December 31, 2008 and filed July 8, 2010
        10-K, Amendment 1 for Fiscal Year Ended December 31, 2009 and filed May 24, 2010
        File No. 0-32143

Dear Mr. Kreisler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment one from our letter dated January 13, 2011 and draft disclosure in Management's Discussion and Analysis regarding the business experience of your executive officers. It appears that this section addresses a time period preceding Dr. Miller's employment with the company. Please revise or advise. Also, please ensure that your Part II, Item 10 disclosure complies fully with Item 401(e)(1) of Regulation S-K.

2. We note your response to comment two of our letter dated January 13, 2011 and the reference in your draft disclosure to "technology use rights." Please revise to clarify the specific use rights transferred to each consultant, as compared to any specific rights retained by you and/or other parties under the EALA.

You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kevin Kreisler
     Facsimile: 646-572-6336